

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

August 19, 2014

Via E-mail
Ajay Tandon
Chief Executive Officer
Readaboo, Inc.
845 Third Avenue, 6th floor
New York, NY 10022

> **Re: Readaboo, Inc.**
> **Amendment No. 3 to Registration Statement on Form S-1**
> **Filed August 12, 2014**
> **File No. 333-195709**

Dear Mr. Tandon:

We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

We are an "Emerging Growth Company" Under the Recently Enacted Jobs Act…, page 7

1. We note your disclosure in the third paragraph on page 7 that you have elected to take advantage of the extended transition periods for complying with new or revised accounting standards available to emerging growth companies. This is inconsistent with your disclosures in the third paragraph on page 2 and in the first paragraph on page 7 where you disclose that you have made an irrevocable election to opt out of the extended transition periods available to emerging growth companies for complying with new or revised accounting standards. Please revise your disclosure for consistency or tell us why no such revision is necessary.

Financial Statements, page F-1

2. Please update your financial statements and other financial information to include unaudited interim financial information. Please refer to Rule 8-08 of Regulation S-X.

Please also provide Management's Discussion and Analysis for the updated interim periods as required by Item 303 of Regulation S-K.

Exhibits

3. All exhibits are subject to our review. Accordingly, please note that we may have comments on the legal opinion once it is filed. Understand that we will need adequate time to review this material before accelerating effectiveness.

Exhibit 10.2 – Author Agreement

4. We note that the agreement is not signed by you. Please file the signed agreement with your next amendment.

You may contact Sondra Snyder, Staff Accountant, at (202) 551-3332 or Jim Allegretto, Senior Assistant Chief Accountant, at (202) 551-3849, if you have questions regarding comments on the financial statements and related matters. Please contact Jennifer López, Staff Attorney, at (202) 551-3792, Lisa Kohl, Staff Attorney, at (202) 551-3252 or me at (202) 551-3720 with any other questions.

Sincerely,

/s/ Lisa M. Kohl for

Mara L. Ransom
Assistant Director